UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 1)*

ROBBINS & MYERS, INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

770196103

(CUSIP Number)

July 8, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 770196103	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS M.H.M. & Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,176,042
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 5,176,042
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,176,042
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%
12.	TYPE OF REPORTING PERSON PN

Item 1	(a).	Name of Issuer:

Robbins & Myers, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

51 Plum Street, Suite 260, Dayton, Ohio 45440

Item 2	(a).	Name of Person Filing:

M.H.M. & Co., Ltd.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

830 Hanna Building, Cleveland, Ohio 44115

Item 2	(c).	Citizenship:

M.H.M. & Co., Ltd. is an Ohio limited partnership.

Item 2	(d).	Title of Class of Securities:

Common Shares

Item 2	(e)	CUSIP Number:

770196103

Item 3:	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:

M.H.M. & Co., Ltd., an Ohio limited partnership (the “Partnership”), beneficially owns 5,176,042 shares of the issuer. The Partnership on July 8, 2011 exchanged with various holders of limited partnership units of the Partnership (the “Unitholders”) 370,064 common shares of the issuer (the “Shares”) in exchange for the Unitholders’ interest in the Partnership, after deducting the expense of the sale. The Partnership no longer has authority with regard to voting or dispositive matters when it comes to the Shares the Unitholders received as payment for their interest in the Partnership. The Shares have already been deducted from the Partnership’s beneficial ownership and as such are not included in the total amount reported.

	(b)	Percent of class:

11.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

5,176,042

		(ii)	Shared power to vote or to direct the vote

		(iii)	Sole power to dispose or to direct the disposition of

5,176,042

		(iv)	Shared power to dispose or to direct the disposition of

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2011
(Date)

/s/ Creighton B. Murch
(Signature)

Creighton B. Murch, President of Maynard H. Murch Co., Inc., Managing Partner
(Name/Title)